UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces Second Quarter 2025 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Changlin Liang

Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: August 22, 2025

Exhibit 99.1

Dingdong (Cayman) Limited Announces Second Quarter 2025 Financial Results

SHANGHAI, August 21, 2025 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended June 30, 2025.

Second Quarter 2025 Highlights:

•

GMV for the second quarter of 2025 increased by 4.5% year over year to RMB6,499.4 million (US$907.3 million) from RMB6,218.7 million in the same quarter of 2024, positive year-on-year growth for six straight quarters.

•	Total number of orders increased by 5.5% year over year in the second quarter of 2025.
•

Net income for the second quarter of 2025 increased by 59.7% year over year to RMB107.2 million (US$15.0 million) from RMB67.1 million in the same quarter of 2024, the sixth consecutive quarter of profitability.

•

Non-GAAP net income for the second quarter of 2025 increased by 23.9% year over year to RMB127.8 million (US$17.8 million) from RMB103.1 million in the same quarter of 2024, the eleventh consecutive quarter of non-GAAP profitability.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated, “As of the second quarter of 2025, Dingdong has achieved eleven straight quarters of non-GAAP profitability and six straight quarters of GAAP profitability, along with six consecutive quarters of positive year-over-year revenue growth. This consistent growth in scale and profitability not only shows that we have overcome the challenge of survival but also proves the resilience and execution capabilities of the Dingdong team, laying a strong foundation for the next phase of higher-quality growth. By the end of the second quarter, Dingdong's 4G strategy—centered on "good users, good products, good service, and good mindshare”—had been in place for six months. While the Company is still transforming, it has achieved steady year-over-year growth. Additionally, through adjustments in production relations and productivity improvements, the 4G strategy has already begun to show results. The Company remains focused on developing high-quality products, aiming to create more offerings that are well-received, commercially successful, and distinctive. Our principle is “Where others fall short, we deliver. Where others deliver, we excel. Where others excel, we redefine.” Operational metrics aligned with the 4G strategy continue to improve steadily.”

Mr. Song Wang, Chief Financial Officer of Dingdong, stated, “In the second quarter of 2025, Dingdong generated revenue of RMB5.98 billion, a 6.7% year-on-year increase, marking six consecutive quarters of positive growth. Non-GAAP net profit reached RMB127.8 million, with a net margin of 2.1%, up 0.3 percentage points year-on-year. GAAP net profit was RMB107.2 million, with a net margin of 1.8%, an increase of 0.6 percentage points. In terms of funds, the second quarter recorded a net cash inflow of RMB101.4 million from operating activities, the eighth straight quarter of positive cash flow. By the end of the second quarter, after deducting short-term borrowings, our actual cash owned increased to RMB2.95 billion. Dingdong has been focused on the instant retail and fresh grocery e-commerce sectors for over eight years. Our ongoing profitability and rising cash flow reinforce our commitment to the value proposition "narrow and deep." Despite external changes, we will remain fully dedicated to the fresh grocery vertical, investing continuously in high-quality products and supply chains, following our unique path.”

Second Quarter 2025 Financial Results

Total revenues were RMB5,975.9 million (US$834.2 million) compared with total revenues of RMB5,599.0 million in the same quarter of 2024, increased by 6.7% year over year, primarily due to the rise of number of orders resulting from rise in the average monthly number of transacting users and higher monthly order frequency, and new opened frontline fulfillment stations with density and market penetration improved in East China. The increase was offset by suspension of operations for a number of stations in the last three quarters of 2024, and the impact of the decline in CPI prices of certain categories in the second quarter of 2025.

•	Product Revenues were RMB5,893.7 million (US$822.7 million) compared with product revenues of RMB5,517.9 million in the same quarter of 2024, increased by 6.8% year over year.

Exhibit 99.1

•	Service Revenues were RMB82.1 million (US$11.5 million) compared with service revenues of RMB81.1 million in the same quarter of 2024, increased by 1.3% year over year.

Total operating costs and expenses were RMB5,980.1 million (US$834.8 million) compared with RMB5,612.8 million in the same quarter of 2024, with a detailed breakdown as below:

•

Cost of goods sold was RMB4,255.2 million (US$594.0 million), an increase of 8.6% from RMB3,919.4 million in the same quarter of 2024. Cost of goods sold as a percentage of revenues increased to 71.2% from 70.0% in the same quarter of 2024. Gross margin decreased to 28.8% from 30.0% in the same quarter of 2024. The cost implications arising from product listing and delisting due to the implementation of 4G strategy of "good users, good products, good services, and good mindshare".

•

Fulfillment expenses were RMB1,297.3 million (US$181.1 million), an increase of 3.5% from RMB1,252.9 million in the same quarter of 2024. Fulfillment expenses as a percentage of total revenues decreased to 21.7% from 22.4% in the same quarter of 2024.

•

Sales and marketing expenses were RMB102.9 million (US$14.4 million), a decrease of 20.6% from RMB129.7 million in the same quarter of 2024. Sales and marketing expenses as a percentage of total revenues decreased to 1.7% from 2.3% in the same quarter of 2024. The traffic and promotional effects generated by the Good Products Strategy have replaced some of the original marketing campaigns, thereby saving corresponding expenses.

•	General and administrative expenses were RMB122.9 million (US$17.2 million), an increase of 13.6% from RMB108.2 million in the same quarter of 2024, mainly due to the increase of staff cost.

•

Product development expenses were RMB201.8 million (US$28.2 million), a slightly decrease of 0.4% from RMB202.7 million in the same quarter of 2024. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure such as the AI technical capability, to further enhance our competitiveness.

Net income from operations was RMB81.6 million (US$11.4 million), compared with net income from operations of RMB53.6 million in the same quarter of 2024.

Non-GAAP income from operations, which is a non-GAAP measure for loss from operations that excludes share-based compensation expenses, was RMB102.2 million (US$14.3 million), increased by 14.1% year over year, compared with Non-GAAP income from operations of RMB89.6 million in the same quarter of 2024.

Net income was RMB107.2 million (US$15.0 million), compared with net income of RMB67.1 million in the same quarter of 2024.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB127.8 million (US$17.8 million), increased by 23.9% year over year, compared with non-GAAP net income of RMB103.1 million in the same quarter of 2024. In addition, non-GAAP net income margin, which is the Company’s non-GAAP net income as a percentage of total revenues, was 2.1% compared with 1.8% in the same quarter of 2024.

Basic and diluted net income per share were RMB0.32 and RMB0.31 (US$0.04), compared with net income per share of RMB0.20 in the same quarter of 2024. Non-GAAP net income per share, basic and diluted, were RMB0.39 and RMB0.37 (US$0.05), compared with RMB0.31 in the same quarter of 2024.

Cash and cash equivalents, restricted cash and short-term investments were RMB3,974.2 million (US$554.8 million) as of June 30, 2025, compared with RMB4,294.5 million as of March 31, 2025. We have been working diligently to optimize our capital usage and financing structure. The cash and cash equivalents, restricted cash, short-term investments and long-term deposits as included in the other non-current assets deducting the balance of short-term borrowings, is RMB2.95 billion, a net increase for the eighth consecutive quarter, compared with RMB2.89 billion as of March 31, 2025.

Exhibit 99.1

Guidance

The Company is looking to maintain scale year-over-year and achieve non-GAAP profits in the third quarter of 2025.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Thursday, August 21, 2025 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	86-4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	0358096

The replay will be accessible through August 28, 2025 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	5040747

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net income, non-GAAP net income margin, non-GAAP net income attributable to ordinary shareholders and non-GAAP net income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s

Exhibit 99.1

operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	887,427	926,209	129,294
Restricted cash	2,788	1,630	228
Short-term investments	3,561,977	3,046,326	425,251
Accounts receivable, net	125,896	136,912	19,112
Inventories, net	553,601	504,934	70,486
Advance to suppliers	62,730	96,275	13,439
Prepayments and other current assets	170,753	193,875	27,064
Total current assets	5,365,172	4,906,161	684,874

Non-current assets:
Property and equipment, net	176,290	196,384	27,414
Operating lease right-of-use assets	1,464,791	1,509,628	210,736
Other non-current assets	111,395	145,938	20,372
Total non-current assets	1,752,476	1,851,950	258,522

TOTAL ASSETS	7,117,648	6,758,111	943,396

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,660,472	1,782,194	248,784
Customer advances and deferred revenue	279,276	249,154	34,781
Accrued expenses and other current liabilities	767,082	755,559	105,472
Salary and welfare payable	317,152	218,035	30,437
Operating lease liabilities, current	640,245	667,992	93,248
Short-term borrowings	1,606,253	1,061,954	148,243
Total current liabilities	5,270,480	4,734,888	660,965

Non-current liabilities:
Operating lease liabilities, non-current	780,036	805,058	112,382
Other non-current liabilities	143,118	145,122	20,258
Total non-current liabilities	923,154	950,180	132,640

Exhibit 99.1

TOTAL LIABILITIES	6,193,634	5,685,068	793,605

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	125,403	130,282	18,187

TOTAL MEZZANINE EQUITY	125,403	130,282	18,187

Shareholders' equity:
Ordinary shares	4	4	1
Additional paid-in capital	14,181,030	14,224,126	1,985,610
Treasury stock	(51,176)	(51,176)	(7,144)
Accumulated deficit	(13,384,881)	(13,274,555)	(1,853,056)
Accumulated other comprehensive income	53,634	44,362	6,193

TOTAL SHAREHOLDERS' EQUITY	798,611	942,761	131,604

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	7,117,648	6,758,111	943,396

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	5,517,850	5,893,728	822,733
Service revenues	81,103	82,141	11,466

Total revenues	5,598,953	5,975,869	834,199

Operating costs and expenses:
Cost of goods sold	(3,919,445)	(4,255,182)	(594,001)
Fulfillment expenses	(1,252,859)	(1,297,277)	(181,093)
Sales and marketing expenses	(129,659)	(102,917)	(14,367)
Product development expenses	(202,663)	(201,822)	(28,173)
General and administrative expenses	(108,165)	(122,906)	(17,157)

Total operating costs and expenses	(5,612,791)	(5,980,104)	(834,791)

Other operating income, net	67,438	85,870	11,987
Income from operations	53,600	81,635	11,395
Interest income	37,807	33,393	4,663
Interest expenses	(14,023)	(4,820)	(673)
Other (loss)/income, net	(2,844)	783	109

Income before income tax	74,540	110,991	15,494

Income tax expenses	(7,414)	(3,804)	(531)

Net income	67,126	107,187	14,963

Accretion of redeemable noncontrolling interests	(2,292)	(2,476)	(346)

Net income attributable to ordinary shareholders	64,834	104,711	14,617

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Net income per Class A and Class B ordinary share:
Basic	0.20	0.32	0.04
Diluted	0.20	0.31	0.04
Shares used in net income per Class A and Class B ordinary share computation:
Basic	325,430,984	324,632,496	324,632,496
Diluted	329,814,651	335,355,966	335,355,966
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	9,441	(6,141)	(857)

Comprehensive income	76,567	101,046	14,106

Accretion of redeemable noncontrolling interests	(2,292)	(2,476)	(346)

Comprehensive income attributable to ordinary shareholders	74,275	98,570	13,760

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)

Net cash generated from operating activities	245,738	101,401	14,155

Net cash generated from/ (used in) investing activities	278,839	(46,026)	(6,425)

Net cash used in financing activities	(592,905)	(344,390)	(48,075)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,479)	(140)	(19)
Net decrease in cash and cash equivalents and restricted cash	(69,807)	(289,155)	(40,364)

Cash and cash equivalents and restricted cash at the beginning of the period	1,131,474	1,216,994	169,886
Cash and cash equivalents and restricted cash at the end of the period	1,061,667	927,839	129,522

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Income from operations	53,600	81,635	11,395
Add: share-based compensation expenses (1)	36,001	20,583	2,873

Non-GAAP income from operations	89,601	102,218	14,268

Operating margin	1.0%	1.4%	1.4%
Add: share-based compensation expenses	0.6%	0.3%	0.3%
Non-GAAP operating margin	1.6%	1.7%	1.7%

Net income	67,126	107,187	14,963
Add: share-based compensation expenses (1)	36,001	20,583	2,873

Non-GAAP net income	103,127	127,770	17,836

Net income margin	1.2%	1.8%	1.8%
Add: share-based compensation expenses	0.6%	0.3%	0.3%
Non-GAAP net income margin	1.8%	2.1%	2.1%

Net income attributable to ordinary shareholders	64,834	104,711	14,617

Add: share-based compensation expenses (1)	36,001	20,583	2,873

Non-GAAP net income attributable to ordinary shareholders	100,835	125,294	17,490

Net income per Class A and Class B ordinary share:
Basic	0.20	0.32	0.04
Diluted	0.20	0.31	0.04
Add: share-based compensation expenses
Basic	0.11	0.07	0.01
Diluted	0.11	0.06	0.01
Non-GAAP net income per Class A and Class B ordinary share:

Basic	0.31	0.39	0.05
Diluted	0.31	0.37	0.05

Exhibit 99.1

(1) Share-based compensation expenses are recognized as follows:

	For the three months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)

Fulfillment expenses	7,825	3,926	548
Sales and marketing expenses	1,844	1,387	194
Product development expenses	15,595	8,590	1,199
General and administrative expenses	10,737	6,680	932

Total	36,001	20,583	2,873